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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)

CIRCUIT RESEARCH LABS, INC. (Name of Issuer)
Common Stock, $0.10 par value (Title of Class of Securities)
172743205 (CUSIP Number)

Edwin Summers
Vice President and General Counsel
Harman International Industries, Incorporated
8500 Balboa Blvd.
Northridge, California 91329
(218) 893-8411
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
with a copy to:
James E. O'Bannon Jones Day 2727 North Harwood Street Dallas, Texas 75201 (214) 220-3939
May 31, 2003 (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

(continued on following pages)
Page 1 of 5 Pages

CUSIP No. 172743205	13D/A	Page 2 of 5 Pages

(1)	Names of Reporting Persons. Harman Acquisition Corp.

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds Not applicable

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 0%

(14)	Type of Reporting Person CO

CUSIP No. 172743205	13D/A	Page 3 of 5 Pages

(1)	Names of Reporting Persons. Harman International Industries, Incorporated

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds Not applicable

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 0%

(14)	Type of Reporting Person CO

        This Amendment No. 4 (this "Amendment No. 4") amends the joint statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 13, 2002 (as previously amended, the "Schedule 13D") by Harman International Industries, Incorporated ("Harman") and its wholly owned subsidiary, Harman Acquisition Corp. ("HAC"), relating to the common stock, par value $0.10 per share (the "Common Stock"), of Circuit Research Labs, Inc., an Arizona corporation ("CRL"), as amended by (i) Amendment No. 1 to Schedule 13D filed with the SEC on March 31, 2003, (ii) Amendment No. 2 to Schedule 13D filed with the SEC on May 2, 2003, and (iii) Amendment No. 3 to Schedule 13D filed with the SEC on May 20, 2003.

        Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 5. Interest in Securities of the Issuer.

        (a)   HAC and Harman previously reported beneficial ownership of 1,395,690 shares of Common Stock or approximately 26.8% of the Common Stock that would have been outstanding after giving effect to the exercise in full of a warrant to purchase Common Stock issued by CRL to HAC (the "Warrant"). The beneficial ownership of Common Stock by HAC and Harman previously reported in this Schedule 13D was based solely on the ownership of the Warrant. The Warrant expired on May 31, 2003, without exercise. As a result, as of May 31, 2003, neither HAC nor Harman beneficially own any shares of Common Stock.

  (b)
  See Item 5(a) above.

  (c)
  None.

  (d)
  Not applicable.

  (e)
  May 31, 2003.

Page 4 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2003	HARMAN ACQUISITION CORP.
	By:	/s/ FRANK MEREDITH Frank Meredith, Secretary
HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
	By:	/s/ FRANK MEREDITH Frank Meredith, Executive Vice President and Chief Financial Officer

Page 5 of 5 Pages

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